May 1, 2006

Via Facsimile ((212) 474-3700) and U.S. Mail

Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY  10019

RE:	Schering Aktiengesellschaft
      Schedules 14D-9C March 23 and 27, 2006, April 4, 11, and 18,
2006
      Schedule 14D-9 filed April 18, 2006, amended April 19, 20, and
27, 2006
      File No. 005-59797

Dear Mr. Wilson:

      We have the following comments on the above-referenced filings.

Schedule 14D-9

Joint Opinion

Summary Financial Information, page 6
1. Please tell us the reason for including the "Summary Financial Information" in your Schedule 14D-9. If it is required to be presented pursuant to local law, expand the introduction to the "Summary Financial Information" to explain that it has been presented to comply with local law, that it is not required to be furnished under the SEC`s rules, and that it does not include all the disclosures that would be required under the SEC`s rules, such as a
U.S. GAAP reconciliation. Also, the introduction should explain that complete information, including the U.S. GAAP reconciliation, may be located in the Registrant`s filing on Form 20-F available on the SEC`s website.
2. Please revise to include the amount of marketing and selling costs for 2005.

Background of the Offer, page 8
3. Please quantify the amount of the "significant break-up fee" relating to Bayer`s potential increase of its offer to EUR 87 per share (page 10). If an amount was not determined, please state so and clarify both (i) the basis for your executive board having doubts about the "stated amount," and (ii) how the London City Code guideline would have affected such a determination. Also, clarify why your supervisory board was unable to be involved in the matter of a break-up fee at the time.
4. With respect to your disclosure in the second full paragraph of page 11 that the executive board would not seek competing offers or encourage such offers, please describe what, if any, communications were held with Merck with respect to its proposed offer. Did the executive board contact Merck seeking an increase in the consideration offered?
5. Please provide us supplementally a copy of the presentation given by Morgan Stanley to members of your boards on March 27, 2006.

Persons Employed and Compensated, page 12
6. It appears that the additional fee described in clause (4) of your disclosure relating to Morgan Stanley and a similar fee for DrKW would both be payable in connection with the current transaction.
Please quantify those fees.

Fairness Opinion Provided by Morgan Stanley, page 15
7. With respect to the Selected Transaction Analysis, we note that you describe two calculations but presented only one in the table. Please revise to disclose the results of each calculation described.
8. Please quantify generally the fees received by Morgan Stanley and its affiliates from Bayer AG and its affiliates. Please apply this comment to the disclosure relating to the DrKW fairness opinion.

Fairness Opinion Provided by Dresdner Kleinwort Wasserstein, page
23
9. We note that the compound 06-08 EPS growth results for the current transaction were lower than those resulting from the comparable companies. Please disclose how, if at all, this affected DrKW`s fairness opinion.
10. With respect to the Selected Transactions Analysis, please provide the dates of each transaction listed. Also, please add a column to the table on page 27 to show the premiums for the current transaction.
11. Please disclose with more specificity the overlaps between the boards of the transaction`s parties and DrKW`s affiliates.


Valuation Opinion Provided by BDO, page 28
12. Please disclose the "appropriate discount rate" referred to in the last paragraph of page 31.

Interests of the Members of the Executive Board or the Supervisory
Board, page 39
13. With a view toward revised disclosure, please tell us your basis for not providing a breakdown of the information in this section by individual board member.
14. Please quantify the contractual compensation due the members of your boards, as described on page 40.

Exhibit 99(A)(2)
15. We note the disclaimer that you do not undertake any obligations to update or revise forward-looking statements to reflect new information, future events or circumstances or otherwise, here and in several of your previous and subsequent press releases. This disclosure is inconsistent with your obligation under Rule 14d-9(c)
to amend the schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid making such statements in future press releases and filings.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
May 1, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE